EXHIBIT 99.1


                           TELEWEST COMMUNICATIONS PLC


                                                                      5 MAY 2004


Barry Elson, Acting Chief Executive of Telewest, has returned to the United States for the time being in order to undertake a period of medical treatment. The Board wishes Barry well and looks forward to his return. In the meantime, Barry's responsibilities are being undertaken by the existing executive team.

ENQUIRIES


TELEWEST                                                      020 7299 5888
Jane Hardman, Director of Corporate Communications

CITIGATE DEWE ROGERSON                                        020 7638 9571
Anthony Carlisle                                              07973 611 888